January 8, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

This letter responds to your comment provided telephonically on January 5, 2016, regarding the response letter relating to the registration statement on Form N-1A for the Trust with respect to Market Vectors Generic Drugs ETF, a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) as a correspondence filing on November 23, 2015. Below, we have reproduced the Staff’s previously provided Comment 18 and our revised response describing the changes that will be incorporated.

Comment 18.	The Staff notes that indexes that are sponsored by an affiliated index provider for an affiliated adviser may generally not be used as a fund’s broad-based securities market index. However, affiliated indexes may, under certain circumstances, be used as a fund’s additional index. See Item 27(b)(7) and Instructions 5 and 6 of Form N-1A. Accordingly, please review the disclosure in the registration statements for each series in the Market Vectors ETF Trust, Van Eck Funds and the Van Eck VIP Trust and revise it pursuant to the requirements of Form N-1A cited above. For example, the following series in each trust utilize an index sponsored by an affiliated index provider: Market Vectors Investment Grade Floating Rate ETF, Market Vectors Mortgage REIT Income ETF and Market Vectors Treasury-Hedged High Yield Bond ETF (Market Vectors ETF Trust) and Long/Short Equity Index Fund (Van Eck Funds and the Van Eck VIP Trust). If the Registrant disagrees with the Staff’s position, please supplementally explain the basis for your rationale in response to the Staff’s comments.

Response 18.

We respectfully acknowledge your comment and note that, to the extent not already included, the Prospectus of each series of the Trust that utilizes an index sponsored by an affiliated index provider will be revised to include a broad-based securities market index. We will make these changes in connection with each applicable series’ annual update in 2016.

Should you have any questions regarding the foregoing matters, please do not hesitate to contact me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martínez

Laura I. Martínez

Assistant General Counsel

Van Eck Associates Corporation

Van Eck Associates Corporation Van Eck Securities Corporation Van Eck Absolute Return Advisers Corporation 666 Third Avenue, 9th Floor New York, NY 10017
TEL 212.293.2000 FAX 212.293.2002